UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61159 /December 14, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13688

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In the Matter of   :
                                                               :
APPONLINE.COM, INC.,   :   ORDER MAKING FINDINGS
ASTROPOWER, INC.,   :   AND REVOKING
CONDOR GOLD CORP.,   :   REGISTRATIONS BY
EPL TECHNOLOGIES, INC.,   :   DEFAULT
GENERAL CREDIT CORP.,   :
INTEGRA, INC.,   :
INTEGRATED HEALTH SERVICES, INC., :
LOG ON AMERICA, INC.,   :
MATLACK SYSTEMS, INC.,   :
PIXTECH, INC., and   :
VIRTUAL COMMUNITIES, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange
Act), on November 17, 2009.   The Division of Enforcement has provided evidence that all
Respondents have been served with the OIP by November 24, 2009, in conformance with 17 C.F.R.
§§ 201.141(a)(2)(ii) or (iv). Respondents' Answers were due ten days from the date of service. See
17 C.F.R. § 201.220(b); OIP at 5. Respondents were put on notice, by Order dated December 2,
2009, that failure to file an Answer could result in default. To date, no Answers have been received
and the time for filing Answers has expired.

        Accordingly, AppOnline.com, Inc. (AOPL), AstroPower, Inc. (APWRQ), Condor Gold
Corp. (CDRGF), EPL Technologies, Inc. (EPTG), General Credit Corp. (GNIZQ), Integra, Inc.
(INGA), Integrated Health Services, Inc. (IHSVQ), Log On America, Inc. (LOAX), Matlack
Systems, Inc. (MLKIQ), PixTech, Inc. (PIXTQ), and Virtual Communications, Inc. (VCIX), are in
default for failing to file an Answer and for failing to otherwise defend the proceeding. See 17
C.F.R. §§ 201.155(a) and .220(f). As permitted by 17 C.F.R. § 201.155(a), the following
allegations in the OIP are deemed to be true.

        AOPL (CIK No. 353646) is a void Delaware corporation located in Melville, New York,
with a class of securities registered with the Commission pursuant to Exchange Act Section
12(g). AOPL is delinquent in its periodic filings with the Commission, having not filed any
periodic reports since it filed a Form 10-Q for the period ended March 31, 2000, which reported
a net loss of $3,751,698 for the prior three months. On July 19, 2000, AOPL filed a Chapter 11

petition in the U.S. Bankruptcy Court for the Eastern District of New York, which was converted to a Chapter 7 petition, and was terminated on July 22, 2009. As of November 10, 2009, the common stock of AOPL was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

APWRQ (CIK No. 885672) is a dissolved Delaware corporation located in Wilmington, Delaware, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). APWRQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002. On February 1, 2004, APWRQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on June 3, 2009.

CDRGF (CIK No. 1140738) is an Ontario corporation located in Toronto, Ontario, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CDRGF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2002, which reported a net loss of $48,148 for the prior nine months. In a Form 6-K filed on March 26, 2003, CDRGF converted from filing as a domestic issuer to filing as a foreign private issuer. As of November 10, 2009, the common stock of CDRGF was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

EPTG (CIK No. 945269) is a delinquent Colorado corporation located in Devon, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EPTG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $12,236,234 for the prior nine months. As of November 10, 2009, the common stock of EPTG was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GNIZQ (CIK No. 40511) is a dissolved New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GNIZQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $2,172,865 for the prior nine months. On July 19, 2002, GNIZQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York which was dismissed on March 24, 2005. As of November 10, 2009, the common stock of GNIZQ was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

INGA (CIK No. 915859) is a forfeited Delaware corporation located in King of Prussia, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). INGA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of $547,000 for the prior three months. On July 26, 2002, INGA filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Pennsylvania, which was terminated on August 22, 2008. As of November 10, 2009, the common stock of INGA was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

IHSVQ (CIK No. 785814) is a forfeited Delaware corporation located in Sparks, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IHSVQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $63,248,000 for the prior nine months. On February 2, 2000, IHSVQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on October 30, 2008. As of November 10, 2009, the common stock of IHSVQ was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

LOAX (CIK No. 1074927) is a void Delaware corporation located in Providence, Rhode Island, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LOAX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2001, which reported a net loss of $35,923,024 for the prior year. On July 12, 2002, LOAX filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 petition, and was still pending as of November 10, 2009. As of November 10, 2009, the common stock of LOAX was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MLKIQ (CIK No. 837339) is a forfeited Delaware corporation located in Wilmington, Delaware, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MLKIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of $11,434,000 for the prior six months. On March 29, 2001, MLKIQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 petition, and was still pending as of November 10, 2009. As of November 10, 2009, the common stock of MLKIQ was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PIXTQ (CIK No. 946144) is a void Delaware corporation located in Rousset, France, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PIXTQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $21,217,000 for the prior nine months. On June 14, 2002, PIXTQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, which was terminated on June 18, 2007. As of November 10, 2009, the common stock of PIXTQ was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

VCIX (CIK No. 1028718) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). VCIX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $10,558,000 for the prior nine months. On December 6, 2001, VCIX suspended its business operations. As of November 10, 2009, the common stock of VCIX was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder. Considering their delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AppOnline.com, Inc., AstroPower, Inc., Condor Gold Corp., EPL Technologies, Inc., General Credit Corp., Integra, Inc., Integrated Health Services, Inc., Log On America, Inc., Matlack Systems, Inc., PixTech, Inc., and Virtual Communications, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge